Exhibit G2


                 [Wellington Management Company, LLP letterhead]


                              As of August 1, 1997



Ms. Ellen E. Terry
Vice President and Treasurer
The New America High Income Fund, Inc.
Fifth Floor
10 Winthrop Square
Boston, MA 02110

Dear Ellen:

     This Letter confirms that the Investment Advisory Agreement (the "Agreement") dated February 19, 1992 between The New America High Income Fund, Inc. and Wellington Management Company, LLP is amended as of the date set forth above to replace the first sentence of Section 3, "Compensation of the Investment Adviser," of the Agreement with the following:

     "For the services to be rendered by the Investment Adviser as provided in Sections 1 and 2 of this Agreement, the Fund shall pay to the Investment Adviser, as promptly as possible after the last day of each month, an investment advisory fee at the annual rate of .45% of the Fund's "Average Net Assets," based on the average weekly net asset value."

     Please indicate the Fund's acceptance of this amendment by signing in the space provided below and return one copy of this letter to me for our files.


                                                     Sincerely,

                                                     /s/ Robert W. Doran
                                                     ----------------------
                                                     Robert W. Doran
                                                     Chairman

Agreed and Accepted:

The New America High Income Fund, Inc.

By: /s/ Ellen E. Terry
    ------------------------------
      Ellen E. Terry
      Vice President and Treasurer